UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

INNOVEGA INC.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2018 156th Ave. NE , Building F, Ste. 100, Bellevue Washington	98007
(Address of principal executive offices)	(Zip code)

(425) 516-8175

(Issuer’s telephone number, including area code)

Series A-1 Preferred

(Title of each class of securities issued pursuant to Regulation A)

In this report (the “Annual Financial Report) the term “Innovega”, “we”, “us”, “our” or “the company” refers to Innovega Inc., and the term “Series A-1 Offering” refers to the company’s Regulation A – Tier 2 offering of Series A-1 Preferred Stock that was qualified by the SEC on January 21,2022 and ended on September 30, 2022.

THIS ANNUAL FINANCIAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL FINANCIAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega recognized that while smart cell phones would become ubiquitous, smart display eyewear would offer a fundamental increase in functionality for the user. Its team has developed and tested lightweight stylish, high-performance display eyewear which offers applications in all categories of Augmented, Virtual and Mixed Reality (AR, VR, MR).

We believe the future acceptance of display eyewear is dependent on the eyewear being lightweight and stylish and the optics being customized to improve the fit and comfort of users. The display eyewear must be all-day wearable, creating neither physical discomfort nor disturbances to normal vision. The features of Innovega eyewear support mass-customization. Innovega defines its core business as developer of high-performance yet lightweight and stylish, display eyewear.

Generations of clinicians have optimized the design and fitting of “regular glasses”. Innovega’s display glasses (and not goggles or headsets) will leverage this experience. We believe that the use of well-fit display glasses will support the forecast growth of this new category of product in the post-mobile phone era.

We have also filed patents that describe value to hearing impaired and we will evaluate benefits that our smart glasses and lenses can offer those with cognitive and related impairments.

Principal Products

Combination Smart Glasses-(Contact) Lens Platform

This architecture is based on our foundational patent, METHOD AND APPARATUS TO PROCESS DISPLAY AND NON-DISPLAY INFORMATION, US patent number 8,520,309, issued August 27, 2013, and more than 75 additional U.S. and international patent cases. We have proven that the bulk and weight of our display eyewear is reduced to normal glasses by replacing the optics in the display eyewear with our soft disposable contact lens. Furthermore, we claim that the resolution, field of view, and 3D potential of a wearable display is enhanced by placing the focusing optics directly on or in the eye; the conflict between the alignment of the eyes (vergence) and the focusing of the eyes (accommodation) that creates eye-strain and limits time displays can be comfortably worn is eliminated; the vision prescription that is required by the majority of wearers will not require the use of additional eyewear lenses, and, eye- and gaze- tracking will be more efficient with the use of a system based on fiducials placed on or in the contact lens or intraocular lens.

This eyewear is a “system” of lightweight display glasses and novel, soft, monthly replaceable, contact lenses. Our glasses are similar in style to those owned by 80% of consumers and are not the display headsets and goggles sold by other companies. Our core patents also cover use of a surgically implanted intraocular lens. We have developed and prototyped contact lenses, intraocular lenses and display glasses. Our contact lenses include proprietary two-state light polarizing filters and our display eyewear includes proprietary features and software.

Innovega will consider licensing its technology to companies that will, 1. produce and/or 2. market its display eyewear system, and that will favor those who commit to eyewear and lenses that specifically improve the visual acuity of the visually impaired, including those who are legally blind.

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Under this model, we would:

●	license the manufacture and distribution of display eyewear to Contract Manufacturers or Original Design Manufacturers for various applications, but with an initial focus of serving the large and growing market of visually impaired, including legally blind.

●	license the manufacture of the contact lenses to established ophthalmic industry leaders who are already approved manufacturers and have decades of product specific manufacturing expertise. We intend to license to FDA registered ISO 13485 approved manufacturers with the proper Quality Management Systems and product specific expertise for the contact lenses and intraocular lenses.

In order to select such a distribution partner or partners that can support a launch of product for the vision impaired, we would pursue the following process of assessment:

●	Build a list of the largest companies that serve the low vision and legally blind markets
●	Narrow this list to those who are dominant in US, Europe, and UK markets as the FDA market clearance and CE Marking that Innovega intends to secure, would provide regulatory paths for licensees to sell in these important markets
●	Interview prospects who have established channels that supply electronic or similar devices for use by visually impaired and legally blind patients
●	Select one or more distribution partners for iOptik® contact lenses or intraocular lenses, display eyewear or product, or by specific sales geographic territories.

Innovega will separately investigate a model of directly selling glasses based on a long-term financing program, and selling monthly replaceable contact lenses under a recurring revenue, subscription model, similar to SaaS models used by those who sell software. If we proceed down this path of direct sales, we would be leveraging well-tested programs used by the cellular phone industry where the phone is financed and its monthly services charged on a recurring basis.

We have allowed low vision patients with central vision loss to test this lens-glasses combination, to include those with Age-related Macular Degeneration, Glaucoma, Diabetic Retinopathy, and Albinism.

It is expected that we will license variations of this lens-glasses system for anytime and anywhere information and entertainment applications that could include, gaming, defense, security and intelligence, enterprise, surgical visualization and telemedicine, athletic training and sports analytics.

Innovega’s smart contact lenses and intraocular lenses are regulated medical devices and require a market clearance or an approval from regulatory bodies before commercialization. Present contact lenses include proprietary two-state light polarizing filters and, in the future, may include other filter components. The display eyewear includes a micro-display screen, electronics, operating software and depending on the application, may include cameras and other sensors.

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Visually Impaired Patients – A Large, Growing, and Under-served Market

Management intends to evaluate the market of visually impaired patients who would benefit from a new generation of vision enhancement that would improve their quality of life and personal independence.

Most visually impaired patients are female and 60 years of age and older and the prevalence accelerates above age 60 because of the impact of Age-related Macular Degeneration (AMD). The current number of those suffering from some form of AMD in the United States is approximately 11 million people and expected to reach 22 million people by 2050. As the U.S. population ages, led by the baby boomers who comprise of 73 million of the U.S. population, a strong correlative affect in AMD cases is predicted. The risk of vision impairing AMD between the ages of 50-59 is only 2% and increases to over 30% for those over 75. The number of people living with AMD globally is approximately 196 million and set to increase to 288 million by 2040. The substantial increase is due, mainly, to the large aging population as well as the increase in life expectancy.

Visually impaired patients need assistance to maintain employment and independent living. The segment younger than 70 have the greatest need to support their employment and productivity. Those over age 70 have the need for independent living and quality of life. These facts offer Innovega more than one market distribution opportunity.

The Veterans Health Administration report providing coverage for rehabilitation assessment and training to improve independence and quality of life, for low vision devices and training in their use, and for electronic and mechanical aids including adaptive computers and computer-assisted devices such as reading machines and electronic aids. It is stated that up to one million veterans are visually impaired.

Management believes that the available market penetration of wearable display aids for the visually impaired will be greater than the growth of the overall population with visual impairment, primarily because today’s solutions from competitors has achieved limited market penetration. We believe this low penetration of wearable display devices for the visually impaired is due to the bulky and unattractive appearance (goggles or headsets and not conventional glasses), narrow field of view that limits how much magnification the display eyewear can offer, or low resolution, or lack of adjustment and personalization that Innovega’s glasses’ form-factor will provide.

Management also believes that lightweight and stylish display glasses could significantly change the desire of low vision specialists to prescribe wearable display technology for their visually impaired patients. The demand for vision enhancement is present in the majority of visually impaired individuals who are otherwise healthy and eager to live more active and independent lifestyles or to perform at higher levels in their academic and vocational pursuits. We believe we are in a prime position to capitalize on this underserved and growing market with the technology and product infrastructure we are developing.

While management will begin exploring the opportunity to improve the lifestyle of the North American patient market, it will also evaluate licensee partners who might drive geographical expansion.

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Global consulting firm McKinsey & Company offered the following forecast for size and impact of the metaverse and the smart eyewear that will power it:

“…that the metaverse may generate up to $5 trillion by 2030. In addition, more than 80% of commerce could be impacted by activities in the metaverse.”

Display Eyewear Competitors

Example of those competing in the low vision patient market

The current low vision display eyewear market has several competitive products with solutions that have been proven to increase patients’ vision and quality of life albeit in a narrow field of view, high price point, and in a heavy head mounted device. Currently, the leading brands of competitive products include those from eSight, IrisVision, Vision Buddy, Acesight, and NuEyes, Vision Buddy and Acesight use a VR headset form-factor with a wide field of view that provides the patient with usable magnification, but suffers from the serious drawback of being heavy and socially isolating. eSight, IrisVision, and NuEyes take the form of bulky goggles with a limited field of view that prevents the patient from maintaining context of their environment. Innovega management believes that eSight is the present market leader yet is limited by a less-than-ideal field of view, greater weight than desired, and an obtrusive appearance when compared to the Innovega smart contact lens and glasses solution.

Investigative optometrists at The Ohio State University reported that the Innovega system can enable the visually impaired and even the legally blind to achieve up to 20/20 equivalent acuity and when reading at a normal distance or focusing at distance. Management is not aware of any other solution that could achieve the simultaneous benefits of high magnification from conventional glasses that weigh under three ounces. Since no competitor offers the benefits of its smart contact lenses or intraocular lenses and companion display glasses, Innovega continues to evaluate all aspects of this market opportunity.

Example of those competing in other vertical markets

Following the launch of products for the visually impaired, we plan to evaluate expanding our business development function to identify best future applications and will then target best partner prospects.

Competition in non-patient, vertical markets include glasses-like AR solutions from Microsoft (Hololens), Vuzix eyewear in multiple formats, Magic Leap, Seiko Epson (Moverio), Lenovo, XReal, and others.

Notwithstanding the challenges to usefulness and wearability of existing bulky headsets, VR consumer headset markets are maturing, and in particular companies like Meta with their Quest family of solutions, and Sony have contributed to sales of millions of VR headsets that are primarily used for gaming. It is expected that demand for more wearable AR glasses will increase once industry leaders such as Meta, Apple and others deliver glasses that consumers will wear. It is expected that their incremental roadmaps will not yield attractive solutions until closer to 2030. Innovega will consider licensing it lens-glasses combination to one of more of these global OEMs.

Our licensing model is capital-efficient and allows Innovega to leverage its assets. As an example of its model, an existing manufacturer of contact lenses or electronics devices could negotiate a license to deliver iOptik® lenses or designs of its display eyewear. A company that chooses to leverage its brand or distribution channels may also secure a license with Innovega to manufacture or distribute the contact lenses and/or eyewear.

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Competitive Strengths of Innovega’s Smart Glasses-Contact Lens solution

In order to limit competition and to generate revenue and profit for our shareholders, we have filed approximately 80 domestic and international patent cases

In 2022, industry thought-leaders described the features that will be essential for successful display eyewear, and created a list of related challenges that the industry must solve. A conclusion drawn was that conventional technologies that allow for achievement of certain features, directly prevent achievement of others. For example, it is believed that display eyewear must deliver highest possible realism, resolution, contrast, brightness and most important, a large field of view experience. At the same time, display eyewear must be lightweight, allow all day wearing, and styled as normal, socially acceptable glasses. Conventional approaches force designers to choose between display realism – the goal of VR headsets – or focus more on wearer comfort, the path of AR glasses. Even so, both are required in the same product.

So far, and after many tens of billions of dollars of investment, the wearer is still left to choose between performance or comfort while not enjoying both. The consideration that more than 40% of adults need their vision correction incorporated in their smart glasses adds the need for additional prescription lens inserts that increase the weight and bulk of the eyewear. Binocular vision is complex and sensitive. The majority of users will not accept any form of eyestrain. Attention to simultaneous vision correction in our iOptik® contact lenses and personalized fitting of smart glasses is an Innovega cornerstone.

Today’s industry participants are left to ask which of these conflicting features will users demand the most and will markets be able to scale if not all are provided. Will so-called metaverse markets achieve promised exponential growth if eyewear is heavy, bulky, and blocks social interaction like today’s VR headsets? Will markets grow if eyewear is goggle-like displays are too small or not sharp like today’s display solutions?

Our smart lens- glasses combinations are configurable across the spectrum of AR, MR, or VR and is designed to meet a far greater range of wearer demands and must-have features than any known commercial eyewear solution. Our system does so without the trade-offs that have so-far limited market growth.

Our contact lens and smart glasses solution is designed to simultaneously deliver:

●	large field of view, panoramic display experience;
●	high-resolution, dynamic range, brightness;
●	integrated real-world vision correction, in the iOptik disposable smart contact lenses; and
●	resolution of binocular conflict to manage eye-strain that is presently a major challenge of the XR industry.

The ability of our system to simultaneously deliver this combination of features that industry thought-leaders describe as the challenges that will frustrate designers for the coming decade, supports the claim by our management that its eyewear platform is highly novel and innovative. Our ability to protect our technology with 80 filed patent cases including approximately 40 issued patents further supports management’s claim that Innovega’s inventions are novel and innovative.

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Our Innovative Smart Glasses-Contact Lens Solution

Innovega’s principal innovation over our competition will be our ability to produce customized and personalized extended reality eyewear to enable the time efficient fitting, training and adaptation to the wearable technology. The product solution architecture that we are developing will enable rapid fabrication and mass personalization of the contact lens enabled wearable display technology. The optical approach of removing the optics from the eyewear and placing them on or in the eye is fundamental to expanding the field of view while removing the bulk and weight from the eyewear.

Our technology platform includes multi-patented smart contact lenses and display eyewear configurations. Other families of patents cover:

– methods of personalizing the eyewear fit and comfort parameters

- solutions for the hearing-impaired patient market

– users interface designed with a sensitivity and understanding of the needs of the application-based end user, and in particular the needs of millions of low vision patients.

Our staff team, contractors, and advisors previously developed successful market-leading contact lens designs and products. This team has developed the contact lens materials, methods of contact lens manufacturing that include the patented two-state light polarizing filter, rotationally stabilized lens designs, and the systems and methods of fitting our novel iOptik® contact lens.

Standard components such as cameras, processors, power sources, connectivity components and micro displays are sourced from commercial suppliers with global distribution that will enable the scaling of manufacture of eyewear across multiple geographies. Inventory will typically be secured by standard purchase order agreements. In certain cases, Innovega will define customized components that its licensees will require. Innovega may then pay non-recurring engineering fees to develop these components and in certain cases may negotiate joint development and supply agreements that would ensure their future availability.

Generic one-size-fits-all AR and VR glasses ignore the geometric diversity of human heads, human nose shapes and sizes, human eye locations, and human ear heights and locations. The result is eyewear that is far too large for those with small heads and to narrow for those with wide heads. The universal size eyewear generally sits too far in front of the face and are experienced as heavy on the nose. Some currently commercialized designs require a head-strap or head-band to secure the heavy eyewear to the head. To our knowledge, there is currently no commercially viable offering for customizing display eyewear in the same manner that normal glasses are fit and personalized by an optician. All current systems fail to solve the eyestrain and headaches caused by vergence-accommodation conflict experienced users of binocular systems. Most systems attempt to manage the differences in the distribution of human eye separation by enlarging the usable optical port of their systems which in turn exacerbates the vergence-accommodation conflict by reducing the depth of field.

Our iOptik contact lens approach provides for a smart contact lens containing a two-state light polarizing filter and a micro-lens. The two-state light polarizing filter separates the display light from the non-display normal vision light and the micro-lens focuses the display light while the non-display light path has normal vision correction or no correction for those who do not have a prescription. The soft, modern iOptik contact lens is a disposable / monthly replaceable lens, and it is prescribed using the same examination that eye care practitioners use for fitting non-rotating soft disposable lenses to correct astigmatism.

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Our eyewear design approach includes a fitting system to determine the correct frame size, correct temple length, correct bridge size and location, the correct display position relative to the separation of the eyes, and the correct presets for the camera and display position when performing a number of different visual tasks. We engineered the frame design to produce the thinnest and lightest eyewear with the support of seasoned eyewear frame designers in concert with mechanical and electronic engineers. The novel solutions for resolving the placement of the components while respecting the ultimate goal of normal eyewear appearance are a major achievement.

Feasibility clinical studies at the Ohio State University with fully sighted and visually impaired subjects provided valuable feedback for the design of the iOptik contact lenses and display eyewear. The feedback is incorporated in design changes, software development and user interface design and development.

Sales and Marketing

The specific sales and marketing processes for each of our product applications is based on the strategy and go-to-market model of our licensees.

Example of Visually Impaired market

We are employing a licensing business model that holds that the intellectual property including the pending and issued patents, know how, and trade secrets will be licensed to strategic partners who will distribute the contact lenses and display eyewear. In some cases, the partner may also undertake manufacturing or may use third parties for manufacturing the eyewear or contact lenses.

Preferred licensees will ideally bring an existing global sales organization. The serial launch of products is dependent on regulatory approval of the contact lenses in each country. In the United States, it is believed that the Veterans Health Administration with an annual budget of $69 billion and serving 9 million veterans is responsible for up to 50% of purchases of aids for the visually impaired. All of these purchases are by a single provider of low vision care.

Example of Follow-on markets

Additional patient applications of our technology may follow the concentrated focus on the visually impaired market. We have filed patent applications that describe innovations that could greatly benefit the hearing impaired. Our team has also considered how we can use intelligent agents (AI) to assist those with memory or cognitive impairments.

Future non-patient opportunities could include smart lenses and display eyewear for sports training and performance, first responder – intelligence – and military applications, surgical visualization and telemedicine, enterprise occupational productivity enhancement, telecommunications and anytime-anywhere information and entertainment, and video gaming. These opportunities will advance based on scale-driven reduction in cost of goods of our smart glasses and smart contact lenses. Management plans to proceed in each application with a licensing model to allow the market leaders to add our technology to their existing product offerings and channel strength.

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Example of markets for contact lens and display eyewear fitting system technology

We may also license our patented technology fitting system to institutions and licensed independent eye care practitioners to enable the fitting of the iOptik® contact lens and the display eyewear. The outcomes from the fitting of the iOptik® contact lenses, intraocular lenses and Extended Reality eyewear will be integrated for constant improvement of design, operating systems and user interfaces of the fitting system. The technology fitting systems may also be used for other contact lenses and conventional spectacle frame fitting and selection.

Manufacturing of Combination Smart Glasses-Contact Lenses

The display eyewear for the visually impaired may be manufactured and distributed by the licensee of our technology. This model substantially reduces the need and use of capital by Innovega.

The contact lens manufacturing processes will be transferred from Innovega to one of the contact lens licensee candidates upon execution of a license agreement and transfer of the manufacturing technology. The licensee will be an existing contact lens manufacturer who has an FDA site approval for manufacturing contact lenses. The licensee is not expected to provide a robust sales and marketing function; rather, they will be trained to provide the support to the eye care professional for proper fitting and case management of the iOptik® contact lenses used in conjunction with the eyewear for each application and market.

Research and Development

R&D initiatives that are underway include: materials research, contact lens component development, contact lens manufacturing process development, contact lens metrology, display eyewear industrial design, photonics and electronic design and engineering, and software and user interface development.

R&D amounted to $948,121 and $797,774 for the years ended December 31, 2024 and 2023, respectively.

Clinical Testing of Smart Glasses and Contact Lenses

We have successfully completed Phase I analysis that included toxicology testing. We have completed extensive Phase II human testing of lenses and glasses, and investigators published their results. The contact lenses are now at the Phase III clinical investigation level pursuant to seeking a final FDA market clearance for the new lens material for standard daily wear indications. We plan to conduct a subsequent de novo clinical trial that includes use of the lens to view a near eye wearable display. While daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II, non-significant risk or Class III, significant risk after the de novo submission.

The intraocular lenses are optically designed in prototype form without clinical development. We do not have plans in the near term to advance the intraocular lens into clinical development. We intend to first demonstrate commercial uptake of the daily wear contact lens before taking steps to demonstrate market value of the intraocular lens.

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The display eyewear may be submitted to the FDA for a market clearance as a Class I device before commercialization at the discretion of our licensees if they wish to make health related marketing claims.

The first Phase I clinical development of the contact lens material began with physical and chemical properties assessment and toxicology testing. The first of three phase II clinical testing rounds was conducted at The Ohio State University under The Ohio State University Institutional Review Board approval. The purpose of the first Phase II clinical investigations was to determine the lens parameter combinations and range for achieving proper lens to eye relationships for the material. In the first round of the investigation, twenty-three subjects were exposed to multiple lenses having a plurality of designs under a design of experiments to determine a suggested lens design.

A second Phase II Round at The Ohio State University under The Ohio State University Institutional Review Board approval included the dispensing of up to 5 pairs of lenses for full day wearing for twenty-two subjects followed by dispensing one pair of lenses for up to 30 days of daily wearing. These lenses included a non-rotating feature to orientationally stabilize the lenses as required for the future inclusion of a light polarizing filter. The endpoints included lens comfort and symptoms, visual acuity, lens to eye relationship, lens orientation and orientational stability, biomicroscopic examination of the eyes before and after lens exposures, and ease of lens handling and removal.

A third Phase II Round at The Ohio State University under The Ohio State University Institutional Review Board approval used lenses that included a first-generation light polarizing filter, center lenslet (i.e. small lens) and a non-rotational feature to orientationally stabilize the polarizer filter in the lenses. The purpose of Round 3 was to include the polarizer filter and center lenslet and assess distance visual acuity, display vision, and the impact of the polarizer filter light attenuation on the night-time vision of a subset of the subjects. Seventeen subjects from Round 2 served as clinical subjects in Round 3. Lenses were applied to 34 eyes of 17 subjects for clinical evaluation including distance visual acuity, lens centration, movement, orientation, orientational stability, comfort and display vision assessment. Three of the subjects were dispensed the lenses and asked to wear them after dark and to go outside to assess the impact of the light attenuation on their vision. They were instructed to not operate a motor vehicle.

The summary of the clinical report from the Principal Investigator reads, “The three rounds of testing provide product feasibility for the wear-ability of the lens material. The lens design with an increased thickness profile in combination with the orientation stabilizing double-slab off feature, the high-powered center micro-lens and the gas permeable linear polarizer demonstrated feasibility for distance visual acuity, display visual acuity, comfort, centration, angular orientation, stability of orientation, surface wetting, freedom from surface deposition with multiple wearing days up to 30 days, and ability to be applied and removed.”

Two additional Phase II clinical investigations were conducted at The Ohio State University. One feasibility clinical investigation was conducted with 15 normally sighted subjects and the second with 9 visually impaired subjects. The test contact lenses included a third-generation light polarizing filter in conjunction with our prototype display eyewear.

Government Regulation

Medical products and devices are regulated by the FDA in the United States and can be regulated by foreign governments for devices sold internationally. The Food, Drug, and Cosmetics Act (FDCA) and regulations issued by the FDA regulate testing, manufacturing, packaging and marketing of medical devices.

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In the US, in order to market a Class I, II or III device intended for human use for which a premarket approval application (PMA) is not required, a 510(k) must be submitted to the FDA (unless the device is exempt from 510(k) requirements of the FDCA). A 510(k) is a premarket submission made to the FDA to demonstrate that the device to be marketed is as safe and effective as a currently approved and marketed device. As such, Innovega must clinically compare the iOptik® Lens to one or more similar legally marketed devices and support our substantial equivalence claims to achieve market clearance. Until Innovega receives a letter from the FDA affirming the device is substantially equivalent, we may not initiate any marketing of our device.

The substantially equivalent determination is typically made within 90 days of the 510(k) submission and is made based on the information submitted by the device manufacturer. If the FDA determines that a device is not substantially equivalent, the applicant may:

●	resubmit another 510(k) with new data;

●	request a Class I or II designation through the de novo classification process;

●	file a reclassification petition; or

●	submit a PMA.

All FDA-regulated device manufacturers must follow design controls during the development process. Companies that hold a 510(k) clearance are required to have design control documentation available for FDA review during manufacturing site inspections. This documentation is part of a 510(k) submission package, and manufacturers must demonstrate that their manufacturing processes align with the design control requirements.

Any changes to the design control documentation or manufacturing processes must comply with FDA Quality System regulations. Minor deviations can be justified with analysis and non-clinical test data, but more significant changes may necessitate a new 510(k) submission to maintain market clearance.

Under the current regulations and standards, we believe that our products and devices are subject to general controls, including compliance with labelling and record-keeping rules. In addition, our medical devices require pre-market clearance, which for our daily wear contact lenses, classified as non-significant risk or Class II devices, will require a 510(k) premarket notification submission.

Medical devices are also regulated for the United Kingdom and European Union markets and must comply with the specific European Directives set forth by the European Commission. The Medical Device Directives (MDD): AIMDD 90/385/EEC; MDD 93/42/EEC; IVDMDD 98/79/EC must be satisfied. Proof that our products comply with the essential requirements of these CE directives requires affixing a CE mark to them. Contact lenses are classified as Class IIb Medical Devices in this system. We plan to submit to the CE mark process after receiving FDA market clearance and anticipate that the pre-clinical testing and clinical trials conducted for the FDA market clearance or approvals will also serve as the clinical investigation support for the CE mark process. In addition, our licensee partner who will manufacture the lenses must satisfy the portion of the MDD including technical documentation, a Declaration of Conformity, and a quality assurance audit by a Notified Body.

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Our licensees’ manufacturing processes and facilities are also subject to regulations, including the FDA’s Quality System Regulation (QSR) requirements. These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent our licensees manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries.

The labelling of the contact lenses, promotional activities, and marketing materials are regulated by the FDA and various state agencies. Violations of regulations promulgated by these agencies may result in administrative, civil or criminal actions against us, our licensee manufacturers by the FDA or governing state agencies.

FDA Market Clearance Strategy and Status

Phase III clinical investigations (human use trials with a direct comparison to a commercially available predicate lens) are a requirement as part of the submission for market clearance of our lens material. A subsequent de novo clinical investigation (human use trials without a predicate comparison) and submission is required for the new indication for viewing a near eye wearable display. While daily wear contact lenses are generally classified as Class II devices, the FDA will make a final ruling for the iOptik® contact lenses as either Class II (non-significant risk) or Class III (significant risk) after the de novo submission.

We have engaged with a regulatory consulting group and contract research organization to assist with our 510(k) premarket notification submission for the iOptik® contact lens. The table below reports the steps we believe will be required to secure the market clearances of the lens material and of the iOptik® contact lens:

	Phase	Required Regulatory Step
1	I	Physical and chemical properties of lens material
2	I	Toxicology of material Toxicology of iOptik® Lens
3	II	Feasibility clinical investigation for material
4	II	Feasibility clinical investigation for iOptik® Lens
5	III	Pivotal clinical investigation with safety endpoints for material
6	III	Pivotal submission for market clearance of material
7		Pre-submission meeting with the FDA to discuss regulatory pathway for the new indication for the iOptik® Lens
8	III	Submission of Investigational Device Exemption (IDE) to the FDA for conducting Phase III clinical trial for the iOptik® Lens
9	III	Pivotal clinical investigation with safety endpoints for de novo submission for new indication of the iOptik® Lens
10	III	Pivotal submission for market clearance of the iOptik® Lens
11	IV	Sterility testing
12	IV	Shelf-life testing
13	IV	Post-clearance or approval clinical investigations and/or reporting as required by the agency

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Below is a summary of the historical and recent clinical activities in the order in which they received IRB approval for enrollment. Several studies are reviewed annually for safety compliance and remain open for continued enrollment and data collection.

Clinical Device or Purpose	Protocol	Phase	Description
Contact lens design feasibility	2014-H-0310	II	OSU Baseline rounds OSU Normally Sighted Eyewear Exposures
Display Technology for Low Vision	2017-H-0239	II	OSU Low Vision Eyewear Exposures
Filtered contact lens	FI-190614	II	Investor Lens and Eyewear Exposures
Contact lens material	FI-200128	III	510(k) aligned data collection, Round 1
Contact lens design confirmation	FI-210325	II	Comfort Study, Round 1
Contact lens design confirmation	FI-210930	II	Comfort Study, Round 2
Contact lens design confirmation	FI-210930-B	II	Comfort Study, Round 2B
Contact lens material	FI-220115	III	510(k) aligned data collection, Round 2
Contact lens design parameters	FI-220801	II	Design Parameter Study

Intellectual Property

Patents

We have filed approximately 80 domestic and international patent cases. We currently own two registered trademarks, iOptik® (contact lenses) and eMacula® (smart glasses).

Innovega Inc. is a company that specializes in development of all-day wearable eyewear, for augmented, mixed, and virtual reality applications, The technology combines smart, disposable contact lenses with stylish, lightweight digital glasses to deliver next-generation of panoramic, high-resolution experiences. Specifically, independent testing has confirmed that this unique combination enables solutions for simpler, high-value “smart glasses” applications such as an assistive aid that can substantially improve the visual acuity of vision impaired and legally blind patients.

Rapid Alpha is an independent advisory for intellectual property assets. Innovega management contracted them to provide an overview relating to the Innovega patent portfolio. Due to its comprehensive nature, they divided its roughly 75 cases into 14 separate portfolios.

Management believes that each of these portfolios offer economic value, as well as future-proofing should unforeseen industry shifts occur. Rapid Alpha’s list of portfolios is as follows:

Glasses Display System

Smart Contact Lens Manufacturing I

Contact Lens Optical Components I & II

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Display Technologies I & II &III

Eye Tracking I & II

Smart Contact Lens Manufacturing II

Miscellaneous Cases

XR - Image Management for Extended Reality

XR – Auditory Application

XR – Personalization

XR – Software enablement

Litigation

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business. The company has never been and is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Employees

During the Covid period human testing was hampered by practitioners and subjects who preferred to avoid close contact. Innovega reduced its permanent staff and expanded its use of contractors and consultants. As of December 31, 2024, there were 5 employees, 3 operated in full-time roles. And, in addition, there were several individuals who operated in an independent contractor, fractional role in such domains as accounting, finance, clinical and engineering design.

The Company’s Property

Our corporate headquarters are located at 2018 156th Ave. NE, Building F, Suite. 100, Bellevue, WA 98007. We do not own any physical property or plant. We also lease office space at 11031 Via Frontera, Suite A, San Diego, CA 92127 which serves as our laboratory.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2024, and December 31, 2023, should be read in conjunction with our financial statements and the related notes included in this Annual Financial Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

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Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega is developing a display eyewear system for Extended Reality (XR) applications, which include Augmented, Virtual and Mixed Reality. Innovega’s Extended Reality eyewear system comprises novel, disposable, smart contact lenses or surgically implanted intraocular lenses, and lightweight, stylish display eyewear.

Innovega, Inc. has developed a proprietary and innovative smart contact lens and eyewear system for Extended Reality applications. The company is planning to address the needs of visually impaired patients, as well as requirements defined by broader augmented, virtual and mixed reality applications.

Key Factors Affecting our Performance.

As a result of a number of factors, our historical results of operations may not be comparable to our results of operations in future years, and our results of operations may not be directly comparable from year to year. Set forth below is a brief discussion of the key factors impacting our results of operations.

Known Trends and Uncertainties

Inflation

As of December 31, 2024, the U.S. economy is experiencing the highest rates of inflation since the 1980s. Historically, we have not experienced significant inflation risk in our business. However, our ability to raise future prices depends on market conditions and there may be periods during which we are unable to fully recover increases in our costs. In addition, the global economy has suffered from slowing growth and rising interest rates. If the global economy slows, our business would likely be adversely affected.

Supply Chain

We chose to execute a capital efficient licensing model. As a consequence, we needed to place a great amount of reliance on the quality of parts suppliers and service vendors. Our management further chose to develop our supply chain as a strategic asset that would offer maximum value to its licensee customers.

Global eyewear licensee may also choose to leverage their existing manufacturing facilities and control the manufacture of the products they intend to sell. With the sudden awareness and expected growth in demand for eyewear, mobile device contract manufacturers are taking steps to expand their fabrication to include smart glasses and their respective components. These avenues to deliver finished product enable us to focus our resources on higher value supply-chain activities including defining sources of key materials, parts, and IP-rich components.

In design and fabrication of eyewear and contact lenses to demonstrate the capabilities of our multiple configurations, we have identified suppliers of standard components, and have also funded development of specific components and expertise of certain suppliers. If deemed important, we will secure permanent access to these unique components, in an effort to future-proof supply-chain risk. At this time, Innovega has not negotiated any material agreements.

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Geopolitical Conditions

In response to Russia’s continued significant military action against Ukraine, the U.S. and certain other countries have continued to impose significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

Changes in Third Party Reimbursement Policies

Most visually impaired patients who will be using our technology are expected to be over the age of 55 and many of these patients will rely on insurance coverage or institutional health systems to pay for their treatment. A change in the policies of these third parties to reduce reimbursement or services could reduce the unit sales of our licensees and in turn adversely affect our business, financial condition, and results of operations. Conversely, a change in the policies of these third parties to increase reimbursement or services could increase the unit sales of our licensees and in turn positively affect our business, financial condition, and results of operations.

Components of Results of Operations

Revenue

We achieved revenues for the years ended December 31, 2024 and December 31, 2023 of $0 and $50,000, respectively. The revenue in 2023 represented fees that related to a distribution agreement.

Cost of Goods Sold, Gross Profit, and Gross Margin

We had immaterial costs of goods sold related to our development agreement for the years ended December 31, 2024 and December 31, 2023 of $0 and $0, respectively.

Operating Expenses

Our operating expenses consist primarily of Research and Development including clinical and regulatory costs, General and Administrative, and Sales and Marketing expenses.

Sales and Marketing Expenses

Sales and Marketing expenses costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

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Research and Development Expenses

Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. The majority of historical research and development expenses has been related to costs associated with contact lens development. When we assigned staff and purchased materials to develop deliverables to meet terms of customer contracts, we captured expense detail and ensured proper assignment to financial accounts, ensuring accurate cost of goods calculations for such projects. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

General and Administrative Expenses

General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants.

Interest Expense

Interest expense increased $407,540 to $755,296 for the year ended December 31, 2024 from $347,756 for the year ended December 31, 2023. This 117% increase was due to additional notes issued in 2024 plus higher interest rates offered to noteholders.

Other Income (Expense), Net

We have immaterial other income (expense) mostly from interest earned on depository accounts and credit card rebates. For the years ended December 31, 2024 and December 31, 2023, other income was $2,929 and $9,332, respectively.

Year ended December 31, 2024 Overview

The Company had revenue for the years 2024 and 2023 of $0 and $50,000, respectively. 2023 revenues related to fees from a distribution agreement.

The Company plans to continue monetizing its intellectual property by licensing and from other fee-based arrangements.

Our operating expenses consist primarily of research and development which include clinical and regulatory costs, general and administrative, and sales and marketing expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Sales and marketing costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

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●	General and administrative expenses decreased $125,444 to $928,728 for the year ended December 31, 2024 from $1,054,172 for the year ended December 31, 2023. General and administrative spending was primarily driven by personnel costs (salary and burden) which was 35% of the total expenditure. 41% was due to non-cash charges for amortization and depreciation, and stock option compensation expense. Another 24% was driven by accounting, legal, and other professional fees, with travel costs accounting for the bulk of the remainder.

●	Research and development expenses increased $150,347 to $948,121 for the year ended December 31, 2024 from $797,774 for the year ended December 31, 2023. Research and development spending was primarily driven by personnel costs (salary and burden) which was 19% of the total expenditure. 42% was due to non-cash charges for amortization and depreciation, and stock option compensation expense. 20% was due to facilities-related costs (rent, utilities, janitorial, office supplies, property taxes, and repairs and maintenance). 9% was due to lab supplies and materials, and subcontracted services. Another 9% was due to payments to outside consultants, with travel costs and contract labor accounting for the bulk of the remainder.

●	Sales and marketing expenses increased $53,725 to $98,285 for the year ended December 31, 2024 from $44,560 for the period ended December 31, 2023. Sales and marketing spend was primarily driven by personnel costs (salary and burden) which collectively account for 28% of total spend. 52% was due to non-cash charges for amortization and depreciation, and stock option compensation expense. Another 20% was from outside consulting and travel costs.

●	Interest expense increased $407,540 to $755,296 for the year ended December 31, 2024 from $347,756 for the year ended December 31, 2023. This 117% increase was due to the issuance of new promissory notes in June 2023 and higher interest rates offered to new noteholders.

As a result of the foregoing, we generated a net loss of $2,727,501 for the year ended December 31, 2024 compared to a net loss of $2,184,930 for the year ended December 31, 2023, which resulted in a 25% increase in net loss.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

Revenue, Cost of Goods Sold, Gross Profit, and Gross Margin

Comparison of the Years Ended December 31, 2024 and 2023

	2024	2023	$ Change	% Change
Revenue	$0	$50,000	$-50,000	-100%
Cost of goods sold	$0	$0	$0	0%
Gross profit	$0	$50,000	$-50,000	-100%
Gross margin %	0%	100%

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Revenue

The decrease in the year ended December 31, 2024 revenue was due to:

●	The revenue in 2023 was the initial payment for a letter of intent to enter into an intellectual property licensing agreement. There were no further payments, and the parties did not pursue the agreement any further.

Cost of Goods Sold, Gross Profit, and Gross Margin

There were no accompanying costs as cost of goods sold.

Research and Development Expenses

Comparison of the Years Ended December 31, 2024 and 2023

	2024	2023	$ Change	% Change
Research and Development	$948,121	$797,774	$150,347	19%

The increase in year ended December 31, 2024 was due to:

●	$225,576 in share-based compensation expense, 100% of share-based compensation was allocated to general and administration in 2023.
●	$143,871 in Amortization and Depreciation expense that was recorded in general and administrative in 2023.
●	Increase was offset by a reduction of nearly $150,000 in research and development wages in 2024 due to the retirement of the Clinical and regulatory officer.
●	The increase in 2024 was slightly offset by lower research and development consulting costs compared to 2023.

Sales and Marketing Expenses

Comparison of the Years Ended December 31, 2024 and 2023

	2024	2023	$ Change	% Change
Sales and marketing	$98,285	$44,560	$53,725	121%

The increase in year ended December 31, 2024 was due to:

●	$48,500 in share-based compensation, 100% of share-based compensation was allocated to general and administration in 2023.

General and Administrative Expenses

Comparison of the Years Ended December 31, 2024 and 2023

	2024	2023	$ Change	% Change
General and administrative	$928,728	$1,054,172	$-125,444	-12%

The decrease in year ended December 31, 2024 was due to:

●	Depreciation and amortization expenses decreased from $137,207 in 2023 to $17,699 in 2024. This reduction was due to the majority of the 2024 expenses being re-classified under research and development instead of general and administrative.
●	2024 administrative consulting costs, wages and supplies were down compared to 2023.
●	$338,099 in share-based compensation was recorded in year ended December 31, 2024 compared to $226,296 in year ended December 31, 2023, offsetting some of the decrease in 2024.

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Interest Income, Other Income (Expense) and Interest Expense, Net

Comparison of the Years Ended December 31, 2024 and 2023

	2024	2023	$ Change	% Change
Interest Income	$2	$9,332	$-9,330	-100%
Other Income	$2,927	$0	$2,927
Interest Expense	$-755,296	$-347,756	$-407,540	117%

The $407,540 increase in interest expense was driven by promissory and shareholder notes. During 2024 $300,000 in convertible notes were raised with annual interest rate of 12%. $300,000 of shareholder loans were also made with annual interest rates of 12% to 18% and $150,000 in final payments for the above shareholder loans.

Liquidity and Capital Resources

We had net cash used in operating activities of -$1,044,281 for the year ended December 31, 2024 and the cash balance was $122,255 as of December 31, 2024. As discussed in Independent auditors opinion and Note 1 to the financial statements, the Company’s net losses, cash flows used in operations and the lack of revenue generating activities, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.

We cannot give assurance that we can increase our cash balances or limit our cash consumption and thus maintain sufficient cash balances for our planned operations or future acquisitions. Future business demands may lead to cash utilization at levels greater than recently experienced. We may need to raise additional capital in the future. However, we cannot assure that we will be able to raise additional capital on acceptable terms, or at all. Subject to the foregoing, management believes that if the convertible note and Regulation CF raise are successful we have sufficient capital and liquidity to fund our operations for at least one year from the date of issuance of the accompanying financial statements.

Financings

To date, we have primarily funded operations through the issuance of equity securities, notes and SAFEs.

We received total proceeds of $5,341,106 from issuances of preferred stock in the years 2017 through 2018. We also received total proceeds of $418,076 from issuances of common stock from inception through December 31, 2022.

In 2019, we issued convertible promissory notes and SAFEs for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, we issued SAFEs to 18 investors for proceeds of $1,831,875. The combined principal amount and the accrued interest of the convertible debt and SAFEs were $4,812,467 and $176,868 as of December 31, 2020. The accrued interest on the convertible notes was $176,868 as of December 31, 2020.

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Since 2020, we have issued promissory notes to Stephen Willey, our CEO, President, and one of our directors, amounting to a total of $320,000, with an interest rate of 1% per month. As of December 31, 2024, the outstanding principal balance remains $320,000.

On February 4, 2021, we filed a Regulation A offering statement on Form 1-A containing an offering circular covering the offering, issuance and sale by us of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, and on March 31, 2021, the SEC qualified the Series A-1 Offering. We entered into the Issuer Agreement on July 12, 2020 with SI Securities, in which SI Securities acted as our initial sole and exclusive placement agent to assist in the placement of the Series A-1 Preferred Stock. Pursuant to the Issuer Agreement, we were able to undertake one or more closings on a rolling basis once the minimum offering amount of $750,000 was sold. We paid SI Securities a cash commission in an amount equal to 8.5% of the value of Series A-1 Preferred Stock purchased by prospects in the Series A-1 Offering from the proceeds of the Series A-1 Offering at each applicable closing. SI Securities charged prospects who made investments through their online platform a 2% non-refundable transaction processing fee, up to $300, and which we were not responsible for. We terminated the Issuer Agreement on November 12, 2021. During the engagement with SI Securities, we received gross investment of approximately $5,605,036 in exchange for the issuance of 1,693,012 shares of Series A-1 Preferred Stock in the Series A-1 Offering, including $526,000 through direct investments outside of the Series A-1 Offering for an aggregate amount raised of $5,605,036. We paid a total of $431,714 in cash commissions to SI Securities for its placement agent services in connection with the Series A-1 Offering.

On May 13, 2021, we executed a rolling (first) close of the Series A-1 Offering. Concurrent with this first closing, we issued 1,610,514 shares of Series A-2 Preferred Stock in exchange for the conversion of $5,018,698 of convertible notes, including accrued interest, and 1,123,787 shares of Series A-3 Preferred Stock in exchange for the conversion of $2,331,875 of SAFEs. We also raised $526,000 through direct investments outside of this offering for an aggregate amount raised of $5,605,036 as of December 31, 2021. As of December 31, 2022, we raised $6,637,599 in gross proceeds from the Series A-1 Offering.

On January 20, 2022, we filed an amendment to a Regulation A offering statement on Form 1-A, which was originally filed on February 4, 2021, covering the offering, issuance and sale by us of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, for the purposes of extending the previously qualified Series A-1 Offering, and to remove the previous placement agent, SI Securities, and replace it with StartEngine as the broker of record. We entered into the Posting Agreement on October 5, 2021, with StartEngine, in which StartEngine acted as the placement agent regarding the sale of Series A-1 Preferred Stock through StartEngine Crowdfunding, Inc.’s online platform. Pursuant to the Posting Agreement, we paid a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine and a cash commission of 7% to StartEngine on sales of the Series A-1 Preferred Stock as well as shares equal to 2% of the Series A-1 Preferred Stock sold through the StartEngine Platform. The Series A-1 Offering ended on September 30, 2022, and total proceeds received as of December 31, 2022 from this offering was $1,032,563, including $532,563 through the StartEngine Platform. We paid a total of $13,456 in cash commissions to StartEngine and issued a total of 1,281 shares to StartEngine for its placement agent services in connection with the Series A-1 Offering.

We closed a $500,000 direct investment on June 15, 2022 in connection with the Series A-1 Offering. This direct investment occurred outside of the StartEngine Platform.

On August 31, 2022, we issued three promissory notes to investors for an aggregate principal amount of $750,000. Each of these promissory notes have a maturity date of December 31, 2023 and bear interest at 18% annually. Interest is paid monthly at 1.5% per month. The total outstanding principal balance of these notes was $750,000 as of December 31, 2024. The maturity date on the above three notes has been extended to December 31, 2025, with an interest rate of 12% per year.

On February 17, 2023, we issued a promissory note to an investor in the principal amount of $250,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after December 31, 2023. The maturity date has been extended to December 31, 2025, with an interest rate of 12% per year.

On June 3, 2023, we issued a promissory note to an investor in the principal amount of $125,000, bearing an interest rate of 1.0% per month, and 2.0% per month beginning April 1, 2024 if not paid in full by the maturity date, and payable on demand any time after March 31, 2024. Additionally, this note has a bonus interest payable of $62,500 due at maturity. The maturity date of the above note has been extended to December 31, 2025, with an interest rate of 12% per year.

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On December 28, 2023, we issued a promissory note to an investor in the principal amount of $50,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after September 30, 2024. Additionally, this note has a bonus interest payable of $50,000 due at maturity. The maturity date of above note has been extended to December 31, 2025, with an interest rate of 12% per year.

On October 17, 2023, the Company entered into loan modification agreements with two noteholders forgiving $125,000 in debt in exchange for 41,665 shares of Series A-1 Preferred Stock and 83,330 Common Stock warrants.

From October 2023 to September 2024, the Company raised $1,025,000 through the sale of 42 Units, with each Unit sold for $25,000 and was comprised of 8,333 shares of Series A-1 Preferred Stock and a Warrant to acquire 16,666 shares of Common Stock at an exercise price of $0.01 per share.

From October 2024 to April 30, 2025, the Company raised $800,000 through the sale of Convertible Notes. The Company is continuing to raise funds through this Convertible Note Offering.

Indebtedness.

The company currently has no material commitments for capital expenditures.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Principal obligations on the debt arrangements	1,782,500	1,782,500	-
Interest obligations on the debt arrangement	461,139	461,139	-
Lease Liability	208,162	88,014	120,148
Convertible note payable(Net of $88,943 discount)	211,057	211,057	-
Purchase obligations	-	-	-
Total	2,662,858	2,542,710	120,148	-	-

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

Years Ended December 31, 2024 and 2023

Comparison of the Years Ended December 31, 2024 and 2023

Net Cash (used) provided by:	2024	2023	$ Change	% Change
Net cash (used) in operating activities	$(1,044,281)	$(1,316,017)	$271,736.00	-21%
Net cash (used) in investing activities	$(183,323)	$(368,533)	$185,210.00	-50%
Net cash provided by financing activities	$1,260,000	$659,662	$600,338.00	91%

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Cash Used in Operating Activities

For the years ended December 31, 2024 and December 31, 2023, we had net negative cashflow from operations of $(1,044,281) and $(1,316,017), respectively. The decrease in 2024 was driven primarily by a reduction in personnel costs, research and development supply spend, sales and marketing spend.

Cash Used in Investing Activities

For the years ended December 31, 2024 and December 31, 2023, we had net negative cashflow from investing activities of $(183,323) and $(368,533), respectively. The decrease in 2024 was driven primarily by the reduced spend on research and development equipment and patents for 2024.

Cash Provided by Financing Activities

For the years ended December 31, 2024 and December 31, 2023, we had net positive cashflow from financing activities of $1,260,000 and $659,662 respectively, driven by the issuance of common and preferred shares and proceeds from promissory notes and convertible notes issued during 2024.

Item 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed To Current Position	Approximate Hours Per Week for Part-Time employees
Executive Officers
Stephen Willey (1)	Chief Executive Officer, President, Director	69	6/4/2008	N/A

Independent Director
Vijay Raghavan (2)	Director	57	6/20/2024	N/A

Significant Employees
Jay Marsh	Vice President Engineering	52	6/3/2014	N/A

(1)	Officer Designee
(2)	Common Shareholder Designee

Stephen Willey, MBA, M.A.Sc. - Chief Executive Officer, President, and Director

Stephen Willey is a co-founder of Innovega Inc. and accepted the role of Director in 2008, and CEO in 2011. Since 2011, his duties have included the company’s financing, administration, marketing, and business development. After earning graduate degrees in engineering and business, Mr. Willey led founding teams in 5 companies and successfully delivered innovation to global customers. In 1994, he co-founded and served as president of Microvision International Inc. Both the company and its subsidiary, Lumera, were listed on the NASDAQ exchange. He served as founding board member of listed company, eDispatch, and interim CEO of listed company and telematics pioneer, AirIQ. Furthermore, he participated significantly in companies that launched innovations in cellular technology and video gaming, with eventual sale of these companies to global OEMs such as Motorola. Mr. Willey received an MBA degree from the University of California, in Los Angeles and an M.A.Sc (Engineering) degree from The University of British Columbia.

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Vijay Raghavan, Director

Vijay Raghavan is a member of the board of Directors and has served in this role since June, 2023. Mr. Raghavan previously served as an executive advisor to the Company. He’s the member of the Board of Litesprite, a mental wellness app company.

Mr. Raghavan is an accomplished financial executive with 25 years’ progressive experience in accounting, finance, business partnering, strategic planning and reporting for companies ranging from startups to large conglomerates.

Mr. Raghavan’s prior experience includes serving as Chief Financial Officers at AGC Biologic, a global contract development manufacturing organization Previously to that he was Director/VP Finance head, corporate FP&A for Cray, Inc., a software company and Mr. Raghavan was the Online Services Business Controller for Microsoft, a software company. Mr. Raghavan has an MBA from the University of Hartford and Master of Commerce, Accounting & Banking Finance from the University of Madras India.

Jay Marsh – Vice President Engineering

Jay P. Marsh is the Vice President, Engineering and has served in this role since 2014, after joining the company in 2013, as Director of Engineering. Mr. Marsh actively manages the Research and Development laboratory which is responsible for contact lens process development, filter and eyewear development including software, and clinical supply manufacturing. Prior to joining Innovega, Mr. Marsh worked for 16 years with Advanced Projects Research, Inc. as VP of Engineering, developing technologies under government contracts related to laser based and optical diagnostics for combustion research, unsteady combustion propulsion systems, Li-Ion battery energy management, and wind tunnel related systems. Mr. Marsh received his BS in Engineering in 1994, from Mercer University, and his Master of Science in Mechanical Engineering in 2004, from California State Polytechnic University, Pomona.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024, we compensated our only two directors and executive officers as follows:

	Capacity in which
	compensation	Cash		Other	Total
Name and Position	was received	compensation $		compensation $	compensation $
Stephen Willey CEO, President, Director	CEO	199,491	(1)	0	199,491
Jay Marsh, Vice President Engineering	Vice President Enginneering	117,526	(2)	0	117,526

(1) Mr. Willey is an exempt employee and was compensated at the rate of $90 per hour.

(2) Mr. Marsh is a part-time exempt employee and was compensated at the rate of $84.13 per hour.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2024, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table summarizes shares as “beneficial ownership”, and vested options as “beneficial ownership acquirable”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class (3)
Stephen Willey (1)	Common Stock	6,166,393	760,000	44.70%
Dr. Jerome Legerton (1)	Common Stock	2,739,448	0	19.90%

(1) c/o Innovega Inc., 2018 156th Ave. NE , Building F, Suite 100, Bellevue, WA 98007

(2) Includes vested Restricted Stock Awards and vested stock options at December 31, 2024 (excludes unvested stock options and unvested Restricted Stock Awards and)

(3) Common stock class includes issued common stock options plus common stock warrants 11,403,209 common shares, 1,904,217 issued and outstanding restricted stock awards and common stock options, 624,984 common stock warrants for a total of 13,932,410 class of common shares.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 31, 2020, February 28, 2021, and April 1, 2021, respectively, the Company issued promissory notes to Stephen Willey, President, Chief Executive Officer and Director of Innovega Inc., in the principal amounts of $100,000, $50,000 and $50,000, respectively. These notes bear simple interest at 1% per month with principal an unpaid interest thereon, payable, on demand, any time after September 30, 2020 and August 31, 2021, respectively. Total outstanding principal balance as of December 31, 2024 was $200,000. Interest earned but not paid on the three notes total $36,1642

On April 1, 2021, the Company issued a promissory note to Jerome Legerton, President, Chief Clinical and Regulatory Officer and Director of Innovega Inc., in the principal amount of $100,000. This note bears simple interest at 1% per month with principal an unpaid interest thereon, payable, on demand, any time after August 31, 2021. The note was repaid in full in January 2022.

In March 2021, the Company issued a promissory note to Jeff Bradley, Director of Innovega Inc., in the principal amount of $50,000. This note bears simple interest at 1% per month with principal and unpaid interest thereon, payable, on demand any time after August 31, 2021 and was repaid by the Company in September 2021.

The company engages Global Ophthalmic Consultants, LLC to perform certain clinical lab consulting and support services for the Company. Dr. Jerome Legerton, Innovega’s Chief Clinical and Regulatory Officer, is also a principal of Global Ophthalmic Consultants, LLC. During the years ended December 31, 2022 and 2021, the Company paid Global Ophthalmic Consultants, LLC $12,076 and $19,110, respectively. As of the periods ending December 31, 2022 and 2021, the Company had no outstanding amounts due, or receivables from, Global Ophthalmic Consultants, LLC.

26

During August 2022, the Company issued three promissory notes to shareholders in the amounts of $250,000 each for an aggregate principal amount of $750,000. Each of these promissory notes have a maturity date of December 31, 2023 and bear interest at 18% annually. Interest is paid monthly at 1.5% per month. The total outstanding balance of these notes was $625,000 as of December 31, 2024. All three notes have had the maturity date extended to December 31, 2025. Interest earned but not paid on the three notes total $231,082

During 2023, the Company issued three promissory notes to shareholders in the aggregate principal amount of $537,500. Each of these promissory notes had a maturity date of nine months after issue date. and bear interest at 18% or 12% annually. Interest is paid monthly at 1.5% or 1.0% per month. The total outstanding balance of these notes was $537,500 as of December 31, 2024. Two of the three promissory notes have had the maturity date extended to December 31, 2025, Management is working with the third to extend to December 31, 2025. Interest earned but not paid on the three notes total $132,534.

During 2024, the Company issued three promissory notes to shareholders in the aggregate principal amount of $300,000. Each of these promissory notes had a maturity date of September 30, 2024 and bear interest at 18% . Interest is paid monthly at 1.5% per month. The total outstanding balance of these notes was $300,000 as of December 31, 2024. Two of the three promissory notes have had the maturity date extended to December 31, 2025, Management is working with the third to extend to December 31, 2025. Interest earned but not paid on the three notes total $$35,047.

During 2024, the company issued promissory notes to Stephen Willey, President, Chief Executive Officer and Director of Innovega Inc., in the principal amounts of $75,000 and Vijay Raghavan Director in the amount of $45,000. These notes bear simple interest at 1% per month with principal an unpaid interest thereon, payable, on demand, any time after March 31, 2025 and March 31, 2025, respectively. Total outstanding principal balance as of December 31, 2024 was $120,000. Interest earned but not paid total $5,407

During 2024, the Company issued four convertible notes for cash proceeds of $300,000. The convertible notes have a stated interest of 12% per annum. The maturity dates for two of the notes is October 2025 and the remaining two are December 31, 2025. At maturity, the notes and accrued interest are payable in full upon a qualified equity financing event the principal and accrued interest are automatically convertible to the company’s common stock. Interest balance as of December 31, 2024 was $5,715.

As of December 31, 2024 the total principal balance of shareholder promissory notes was $1,782,500 with unpaid interest of $440,234.

Item 6. OTHER INFORMATION

In the believe of management, no other information that would be required to be reported on Form 1-U is required to be reported as of the date of this Annual Report

27

Item 7. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Innovega, Inc. (collectively the “Company”) as of December 31, 2024, the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s net losses, cash flows used in operations and the lack of revenue generating activities, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2025.

PCAOB #3501

San Diego, California

May 29, 2025

28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Innovega, Inc. (“the Company”) as of December 31, 2023, and the related statements of operations, shareholders’ equity (deficit), and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had limited revenue and continued accumulated losses. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525

We served as the Company’s auditor from 2020 to 2025.

Spokane, Washington

November 20, 2024

29

Innovega, Inc.

Balance Sheets

	As of	As of
	December 31	December 31
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$122,255	$89,859
Other current assets	4,950	12,515
Total current assets	127,205	102,374

Property and equipment, net	183,478	266,389
Intangible assets, net	1,228,466	1,122,828
Right of use-operating	300,818	341,018
Other assets	15,935	120,801
Total assets	$1,855,902	$1,953,410

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$747,352	$676,092
Accrued expenses	136,052	107,397
Accrued interest, related parties	56,571	12,099
Accrued interest	404,568	87,846
Notes payable, current	1,462,500	625,000
Notes payable, related party notes payable, current	320,000	200,000
Convertible notes payable, net of discount of $88,943	211,057
Right-of-use liability - operating	88,014	100,884
Derivative liability	90,000	-
Total current liabilities	3,516,114	1,809,318

LONG-TERM LIABILITIES
Accrued deferred wages and compensation time	1,367,729	1,349,104
Notes payable, related party notes payable, net of current	-	537,500
Right-of-use liability - operating, net of current	120,148	260,000
Total liabilities	5,003,991	3,955,922
COMMITMENTS & CONTINGENCIES
STOCKHOLDERS’ DEFICIT
Series Seed Preferred Stock, $0.0001 par value, 3,518,238 authorized and outstanding at December 31, 2024, and December 31, 2023	352	352
Series A-1 to A-3 Preferred Stock, $0.0001 par value, 7,734,301 authorized and 5,299,487 outstanding at December 31, 2024, and 7,734,301 authorized and 5,066,163 outstanding at December 31, 2023	530	507
Common Stock, $0.0001 par value, 50,000,000 authorized and 11,403,209 outstanding at December 31, 2024, 50,000,000 authorized and 10,555,304 outstanding at December 31, 2023	1,140	1,055
Additional paid-in capital	18,962,221	17,380,405
Accumulated deficit	(22,112,332)	(19,384,831)
Total stockholders’ deficit	(3,148,089)	(2,002,512)
Total liabilities, and stockholders’ deficit	$1,855,902	$1,953,410

* See accompanying notes to financial statements

30

Innovega, Inc.

Statements of Operations

	Year Ended	Year Ended
	December 31	December 31
	2024	2023
REVENUE		$50,000
Cost of goods sold	-	-
Gross profit	-	50,000

OPERATING EXPENSES
Research and development	948,121	797,774
Sales and marketing	98,285	44,560
General and administrative expenses	928,728	1,054,172
Operating loss	(1,975,134)	(1,846,506)

Interest income	2	9,332
Other income	2,927	-
Interest expense	(755,296)	(347,756)

LOSS BEFORE INCOME TAXES	(2,727,501)	(2,184,930)

INCOME TAXES	-	-
NET LOSS	$(2,727,501)	$(2,184,930)

Weighted average vested common shares outstanding:
Basic	11,572,222	10,501,636
Diluted	11,572,222	10,501,636

Net loss per common share
Basic	$(0.24)	$(0.21)
Diluted	$(0.24)	$(0.21)

* See accompanying notes to financial statements

31

Innovega, Inc.

Statements of Stockholders’ Deficit

For the Years Ended December 31, 2023 and December 31, 2024

					Additional		Total
	Preferred Shares		Common Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	8,467,739	$847	10,447,968	$1,044	$16,794,480	$(17,199,901)	$(403,530)

Preferred, Series A	74,997	8	-	-	233,553	-	233,561
Preferred, Series A (issued in note conversion)	41,665	4			124,986	-	124,990
Stock compensation expense	-	-	-	-	226,296	-	226,296
Issuance of Warrant	-	-	-	-	28	-	28
Exercise of warrants	-	-	107,336	11	1,062	-	1,073
Net loss	-	-	-	-	-	(2,184,930)	(2,184,930)
Balance at December 31, 2023	8,584,401	$859	10,555,304	$1,055	$17,380,405	$(19,384,831)	$(2,002,512)

Proceeds from sale of preferred stock and warrants, net	233,324	23	-	-	699,977	-	700,000
Stock compensation expense	-	-	-	-	612,174	-	612,174
Common stock issued to landlord	-	-	50,000	5	48,495	-	48,500
Vesting of RSA’s	-	-	497,917	50	(50)	-	-
Issuance of warrants for debt issuance costs	-	-	-	-	218,250	-	218,250
Exercise of warrants	-	-	299,988	30	2,970	-	3,000
Net loss	-	-	-	-	-	(2,727,501)	(2,727,501)
Balance at December 31, 2024	8,817,725	$882	11,403,209	$1,140	$18,962,221	$(22,112,332)	$(3,148,089)

* See accompanying notes to financial statements

32

Innovega, Inc.

Statements of Cash Flows

	Year Ended December 31, 2024	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,727,501)	$(2,184,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	612,174	226,296
Depreciation and Amortization	156,732	146,299
Impairment of Intangible Assets	3,865	-
Amortization of Debt Discount and Additional Interest	382,307	-

Changes in operating assets and liabilities:
Other current assets	7,565	39,205
Other assets	104,866	400,140
Right-of-use asset and liability	(64,022)	215
Accounts payable	71,264	307,798
Accrued expenses	28,650	(319,994)
Accrued interest	44,472	-
Accrued interest, related parties	316,722	-
Accrued and deferred wages	18,625	68,954
Net cash used in operating activities	(1,044,281)	(1,316,017)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	(24,584)
Purchase of intangible assets	(183,323)	(343,949)
Net cash used in investing activities	(183,323)	(368,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	150,000	425,000
Proceeds from issuance of notes payable, related parties	120,000	-
Proceeds from issuance of convertible notes payable	287,000	-
Proceeds from sale of preferred stock and warrants, net	700,000	233,561
Proceeds from sale of common stock	-	1,101
Proceeds from exercise of warrants	3,000	-
Net cash provided by financing activities	1,260,000	659,662

Change in cash and cash equivalents	32,396	(1,024,888)
Cash and cash equivalents, beginning of year	89,859	1,114,747
Cash and cash equivalents, end of year	$122,255	$89,859

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$113,072
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Issuance of shares in lease modification	$48,500	$-
Warrants issued with notes	$218,250	$-
Derivative liability from conversion feature of convertible notes	$90,000	$-

* See accompanying notes to financial statements

33

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 1 – Organization and Basis of Presentation

Organization – Innovega, Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the years ended December 31, 2024 and 2023.

Prior Period Reclassification - Certain prior year amounts have been reclassified to conform to the current year.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated minimal revenues to date and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through December 31, 2024, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $22,112,332 at December 31, 2024, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through convertible notes, advances from existing shareholders, a regulation CF offering and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

34

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, and recoverability of intangible assets. Actual results could differ from those estimates.

Fair value of financial instruments – The Company’s financial instruments consist of cash, cash equivalents, accounts payable and deferred offering costs. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company’s balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company’s restricted stock awards as discussed in Note 7, stock options issued to both employees and non-employees as discussed in Note 8, and common stock and warrants issued as discussed in Note 10. The Company also has 624,984 common warrants outstanding as of December 31, 2024. All were issued at $0.001 exercise price.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

35

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

In March 2023, the Company moved the majority of its cash from Silicon Valley Bank (SVB) to Wells Fargo.

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible are stated at cost, net of amortization. It is the Company’s policy to capitalize patent filing and prosecution fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing and prosecution fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

For the year ended December 31, 2024, the Company wrote down the value of intangible assets related to a certain patent recognizing a loss of $3,865.

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

●	There is persuasive evidence of an arrangement
●	The service has been or is being provided to the customer
●	The collection of the related fees is reasonably assured
●	The amount of the related fees to be paid by the customer is fixed and determinable

36

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

The Company had revenue for the years ended December 31, 2024 and 2023 of $0 and $50,000, respectively, resulting from an agreement relating to product and channel development of the low-vision and blind product level solution. This agreement was in force until February 2023 when it was terminated. The licensee requested product design assistance and agreed to reimburse Innovega for this effort. At the start of each quarter and based on forecast effort by Innovega, the licensee agreed to a fixed monthly fee. These fees were treated as Innovega revenue and costs associated with these efforts were captured as Innovega’s cost of revenue. We entered into this agreement with a leader in the supply of devices for the visually impaired, including legally blind patients. Included in this agreement was the obligation to compensate us for consulting work performed by members of our team. The Company plans to continue monetizing our intellectual property by licensing and other fee-based arrangements.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2024 and 2023 was approximately $5,177 and $0, respectively.

Operating Leases- Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. We account for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments - Management has elected to separate non-lease components. Accordingly, CAM and taxes will be charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards, granted are generally valued at the grant-date fair value of the awards and recognized over the vesting period of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

For the years ended December 31, 2024 and 2023, the Company recognized $612,174 and $226,296, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

37

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Equity instruments awarded to non-employees as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock. During the year ended December 31, 2024, the Company sold unit offerings consisting of Series A-1 Preferred Stock and pre-funded Common Stock warrants at a value of $1.10 and $.97 per share respectively.

The fair value of restricted stock awards granted to employees and non-employees during the year ended December 31, 2024 was estimated on the date of grant using the $0.97 per share.

The fair value of options granted to employees and non-employees during the year ended December 31, 2023 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

2023
Expected term	7 years
Average risk-free interest rate	3.00%
Volatility	67%
Dividend yield	0%
Stock Price	$0.001 to 0.83
Exercise Price	$0.001 to 0.83

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The Company issues shares upon option exercise.

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized.

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the years ended December 31, 2024 and 2023. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the years ended December 31, 2024 and 2023 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive.

38

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

All potentially dilutive shares are considered anti-dilutive for the years ended December 31, 2024 and 2023 due to the Company’s net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	2024	2023
Preferred shares	8,817,725	8, 584,401
Stock options	1,904,217	3,670,914
Convertible notes	155,579	-
Unvested restricted stock awards	277,083	-

Convertible notes and convertible preferred stock

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

39

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 3 – Property and equipment, Net

Property and equipment consist of the following at December 31, 2024 and 2023:

	2024	2023
Computer Equipment and Software	$87,934	$121,202
Laboratory Equipment	358,382	520,767
Office Equipment	15,406	15,406
Furniture and Fixtures	36,800	39,196
Leasehold Improvements	46,056	46,056
Less accumulated depreciation	(361,100)	(476,238)
	$183,478	$266,389

Depreciation expense related to property and equipment was $82,912 and $74,910 for the years ended December 31, 2024 and 2023, respectively.

Note 4 – Intangible Assets, Net

Intangible assets consist of the following at December 31, 2024 and 2023:

	2023	Additions	Disposals	2024
Capitalized patent filing fees	$1,458,759	188,163	(15,461)	1,631,461
Less accumulated amortization	(335,931)	(78,660)	11,596	(402,995)
	$1,122,828	$109,503	$(3,865)	$1,228,466

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life of the patent using the straight-line method. Amortization expense of $78,660 for the year ended December 31, 2024 and $62,297 for the year ended December 31 2023.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2025	$83,254
2026	83,254
2027	83,254
2028	83,254
2029	83,254
Thereafter	812,196
$1,228,466

40

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 5 – Notes Payable

Between 2022 and 2024, the Company entered into a series of promissory note agreements (the “Notes”) with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,462,500 and have stated maturity dates ranging from September 30, 2024 through December 31 2025. The Notes bear stated interest rates ranging from 12% to 18% per annum and include provisions for default interest at a rate of 24% per annum. As of the date of the financial statements issuance all nine notes have amended maturity dates of December 31, 2025.

In connection with the issuance of the Notes, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company’s common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first as due to the insignificant exercise price it was deemed in tandem to a share of common stock at the time of issuance creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500 This discount is being accreted over the respective terms of the Notes using the straight line method.

As of December 31, 2024, the unamortized balance of the debt discount was $0, and the net carrying value of the Notes was $1,462,500. Interest expense related to the amortization of the discount for the year ended December 31, 2024 was $368,250.

As of December 31, 2024, the Company had six notes from the CEO totaling $275,000: one issued in 2020 for $100,000, two in 2021 for $100,000, and three in 2024 for $75,000. All notes carry a 12% annual interest rate, accruing $38,696 in interest. As of the issuance date of the financial statements all of the notes were in default. The maturity dates for these notes were August 31, 2021 (two notes), September 30, 2022, May 31, 2024, January 31, 2025, and March 31, 2025.

As of December 31, 2024, the Company had three notes from a member of the Company’s board, totaling $45,000 issued in 2024. The annual interest rate on all notes is 12%. The accrued interest on these notes is $2,875. As of the issuance date of the financial statements, all of the notes were in default. The maturity dates were February 28, 2024, May 31, 2024 and March 31, 2025.

Note 6 – Convertible Notes

During 2024, the Company issued convertible notes for cash proceeds of $300,000. The convertible notes have a stated interest rate of 12% per annum. Principal and accrued interest are due 12 months from the date of each Note unless converted as discussed below, repaid, or extended. The Notes are convertible under a (i) qualified equity financing.

At maturity, the notes and accrued interest are payable in full upon a qualified equity financing event the principal and accrued interest are automatically convertible to the Company’s common stock. The number of shares will be equal to the quotient obtained by dividing (i) the outstanding principal and accrued interest by (ii) 20% or 30% of the price paid compared to the price paid by investors in the Qualified Equity Financing. The 20% or 30% conversion discount is determinant upon if the note holder is a qualified early investor.

41

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

The Convertible Notes are automatically convertible in the event Innovega consummates prior to the Maturity Date, an equity financing pursuant to which it issues and sells shares of a series of its preferred or common stock of the Company (the “New Stock”) with an aggregate sale price of not less than $1,000,000 (“Qualified Equity Financing”). Qualified Early Investor “Qualified Early Investor “shall mean a Subscriber, who either (i) was a shareholder of the Company as of September 30, 2024 and has a note in the original principal amount of at least $20,000 or (ii) has an original principal amount of at least $30,000.

The Company identified an embedded note feature within its convertible note that qualifies as a derivative under ASC 815, Derivatives and Hedging. The derivative liability was initially recognized at fair value upon issuance on December 31, 2024, and is remeasured at each reporting date, with changes in fair value recorded in the statement of operations. The fair value is determined using the Differential Valuation Approach, comparing the note’s value with and without the redemption feature. A probability of 100% was applied to the successful consummation of a Qualified Financing or Event at issuance and as of December 31, 2024. The derivative liability’s fair value was $90,000, both at issuance, and at the end of the reporting period, with no changes in fair value recorded as of December 31, 2024.

The Company classified the convertible note as a current liability with a principal amount of $300,000. The note debt discount of $13,000 related to issuance costs, and an additional debt discount of $90,000 attributed to the derivative liability. As of December 31, 2024, the net carrying amount was $211,057. The Company recognized noncash interest expense of $14,057 on the income statement as of that date. The remaining unamortized debt discount as of December 31, 2024 was $88,943.

Note 7 – Stockholders’ Deficit

Preferred Stock

The following is a summary of terms for the preferred stock:

		Issued and
	Shares	Outstanding
	Authorized	Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred--none issued)	5,000,000	0
TOTAL PREFERRED STOCK	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

“Conversion Price” means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

“Conversion Rate” means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

42

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation’s Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

The value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

For the year ended December 31, 2023, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 of common stock purchase warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

For the year ended December 31, 2024, the Company issued 233,324 shares of Series A-1 Preferred Stock for $700,000 (net of issuance costs). Additionally, the Company issued 183,326 warrants in conjunction with the Series A-1 Preferred Stock. These warrants have an exercise price of $0.001, a life of five years, and vest immediately upon exercise.

43

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The “Officer Designees” shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the Company pursuant to the Stockholders’ Agreement the Company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

44

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Common Stock

In November 2024, the Company entered into a lease modification agreement with the landlord of its San Diego, CA facility. As part of that agreement, the Company issued 50,000 common shares valued at $0.97 per share totaling $48,500 in consideration for modifying the lease agreement. The consideration was included in the operating lease as detailed in Note 10.

Warrants

Warrants consist of the following at December 31, 2024 and 2023:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
Vested and Nonvested Warrants	Number	Price	Life
Outstanding December 31, 2023	408,324	0.001	3.9
Granted	516,648	0.001
Exercised	(299,988)	0.001
Expired or forfeited	-	-
Outstanding December 31, 2024	624,984	0.001	4.1

The fair value of warrants for 2024 was based on an estimated fair market value of the Company’s common stock of $0.97 due to the immaterial exercise price. The fair value for year ended December 31, 2023 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

2023
Weighted-Average Life	5.0
Exercise Price	$0.001
Volatility	67%
Risk-Free Rate	3%
FMV of Stock at Grant Date	$0.001
Intrinsic Value	$130

All warrants have a life of 5 years with expiration dates in 2028 and 2029. All warrants have an exercise price of $0.001 per share. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Note 8 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of December 31, 2024, there were 1,998,515 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years. The following table summarizes the Company’s stock option activity:

45

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Stock options consist of the following at December 31, 2024 and 2023:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
Vested and Nonvested Stock Options	Number	Price	Life
Outstanding December 31, 2023	3,670,914	0.47	3.9
Granted	-	-	-
Exercised	-	-
Expired or forfeited	(1,766,697)	0.68
Outstanding December 31, 2024	1,904,217	0.60	4.1
Vested as of December 31, 2024	1,688,800	0.55	2.1
Shares expected to vest	215,417	0.81	2.3

Remaining stock option compensation expense for existing unvested options is estimated to be;

Years Ended
2025	$94,734
2026	$1,794

Restricted stock awards - In January and August 2024, under the 2008 Equity Incentive Plan the Company issued restricted stock awards to certain employees and advisors totaling 775,000 awards valued at $0.97 per share. 50% of the restricted stock awards vest immediately and the remaining 50% vest annually over the following two years on the anniversary date.

Restricted stock awards consist of the following at December 31, 2024 and 2023:

Vested and Nonvested RSA’s	Number
Outstanding December 31, 2023	-
Granted	775,000
Exercised	-
Expired or forfeited	-
Outstanding December 31, 2024	775,000
Vested at end of year	497,917
Shares expected to vest	277,083

Remaining restricted stock awards compensation expense for existing unvested awards is estimated to be;

Years Ended
2025	$211,177
2026	$50,925

Stock Based Compensation- For the year ended December 31 2024 the Company recorded $612,174 in stock based compensation in conjunction with stock options and restricted stock awards. Stock based compensation expense was recorded in the amount of $338,099 to general and administrative, $225,576 to research and development and $48,500 to sales and marketing.

46

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 9 – Income Taxes

Significant components of the Company’s deferred tax assets at December 31 are shown below. A valuation allowance of $4,418,098 has been recorded at December 31, 2024, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $(448,914) and $(415,328) for the years ended December 31, 2024 and 2023, respectively.

	2024	2023
Deferred tax assets
Accrual to cash	$557,717	$450,419
Net operating loss carryforwards	3,361,873	3,184,539
Intangibles		31,501
Section 174 costs	458,019	349,757
ROU Liability	55,212	75,786
Accrued Interest	96,839	77,777
Other	211,487	145,291

Total deferred tax assets	$4,741,147	$4,315,070

Deferred tax liabilities
Intangibles	$(257,978)	$(267,295)
ROU Asset	(63,172)	(71,614)
Other	(1,899)	(6,977)

Total deferred tax liabilities	$(323,049)	$(345,886)

Net deferred tax assets before valuation allowance	$4,418,098	$3,969,184

Less valuation allowance	(4,418,098)	(3,969,184)

Net deferred tax assets	$-	$-

At December 31, 2024, the Company has federal net operating loss carryforwards of $16,008,917 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

There are no unrecognized tax benefits included in the Company’s balance sheet at December 31, 2024 and 2023. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company’s effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of nondeductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally the Company’s statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

47

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 10 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington. Rental expense for the years ended December 31, 2024 and 2023, totaled $143,938 and $127,287, respectively. This expense is recorded as part of the Company’s research and development costs.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California (“the San Diego office”) starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company has agreed to make certain minimum payments of $8,827 through February 2025 and then beginning in March 2025 to pay the full monthly rent obligation. The Company has agreed to pay $20,000 additional security deposit by March 31, 2025. This payment has not yet been made. Additionally, the Company has also agreed to issue 50,000 shares of Innovega common shares valued at $0.97 per share to the landlord and to pay the landlord 10% of any funding event in excess of $200,000 toward the account balance with the full remaining balance due on March 31, 2025.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability. For the year ended December 31, 2024, the right to use asset and lease liability was revalued at $300,818 and $208,162, respectively,

As of December 31, 2024, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2025	$106,562
2026	109,759
2027	18,842
Total lease payments	235,163
Imputed interest	(27,001)
Lease liability	$208,162

Short-term lease liability	$88,014
Long-term lease liability	120,148
Total lease liability	$208,162

48

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 11 – Related Party Transactions

The Company had $1,367,729 and $1,349,104 in deferred compensation as of December 31, 2024 and December 31, 2023, respectively. These amounts are due to the Company’s CEO and Chief Clinical and Regulatory Officer “CCO”. The CCO is no longer with the Company therefore these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

Note 12 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the years ending December 31, 2024 and 2023, of $12,281 and $18,041, respectively.

The Company will match employee 401k contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 13 – Subsequent Events

The Company evaluated subsequent events through May 28, 2025, the date on which these financial statements were available to be issued.

Eighteen convertible notes with acceptance dates ranging from January 2025 to May 20, 2025, totaling $550,000 were issued at an annual interest rate of 12%. Unless automatically converted earlier during an equity financing of not less than $1,000,000, each note is due and payable upon the maturity date of December 31, 2025. Each note has a conversion discount of 20% to 30%.

The Company has executed amendments from noteholders of all nine notes detailed in Note 5-Notes Payable, extending the maturity date to December 31, 2025. Commencing April 1, 2025, these notes will bear an annual interest rate of 12%, with partial repayment scheduled to be funded by the proceeds from the Company’s Regulation CF fundraising efforts in 2025.

In February 2025, 950,000 RSAs were granted to key members of the Company’s management team. The vesting of these RSAs depends on achieving specific milestones such as new financing, IPO, successful M&A as well as the passage of time.

Item 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm
2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm
3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2 021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm
4.1	Form of Subscription Agreement (included as exhibit 4 to the company’s Form 1-A POS filed on January 20, 2022. *
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315222001632/ex4.htm
4.2	Form of Direct Subscription Agreement (included as exhibit 4.2 to the company’s Form 1-U filed on April 22, 2021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221009455/ex4-2.htm
6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021, *
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm
6.2	LEASE AGREEMENT BETWEEN BERNARDO WINDELL, LLC *
https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex6-2.htm
8.2	Form of Escrow Agreement filed as Exhibit 8.2 to the company’s Form 1-A POS filed on December 27, 2021 *
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex8-2.htm
11.1	Auditor’s Consent

* Previously filed with the company’s Form 1-A and incorporated by reference by hyperlink

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, State of California, on May 29, 2025.

INNOVEGA INC.

By:	/s/ Stephen Willey
Stephen Willey
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Stephen Willey	May 29, 2025
Stephen Willey
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

/s/ Vijay Raghavan
Vijay Raghavan	May 29, 2025
Director

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